February 10, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Scott Anderegg and Dietrich King

Re:	ATIF Holdings Ltd
Registration	Statement on Form S-3
Filed	December 21, 2022
File	No. 333-268927

Gentlemen:

On behalf of our client, ATIF Holdings Ltd (the “Company”), we set forth below the Company’s responses to the letter, dated January 12, 2023, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-268927) filed by the Company on December 21, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-3/A (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-3.

Registration Statement on Form S-3 filed December 21, 2022

Prospectus Cover Page, page i

1.	It is not clear from your disclosure where your clients are located. To the extent applicable, please provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s business or customers being located in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business. Your prospectus should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and pages 13, 14 and 15 of the Amendment for details.

2.	Please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-references to the consolidated financial statements.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and page 4 of the Amendment for details.

3.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, please summarize the policies on your cover page and in the prospectus, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and page 4 of the Amendment for details.

The Company, page 2

4.	We note disclosure here that you are now headquartered in California, USA and that your “goal is to become an international financial consulting company with clients and offices throughout North America and Asia.” Please disclose where your officers, directors and key employees are located. In addition, please disclose where your clients are located. Finally, with a view towards disclosure, please tell us how much of your current business activity is connected with China or Hong Kong. In this regard, we note that revenues recognized from activities in China represent 83.5%of your total net revenues for the year ended July 31, 2021.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and pages 2 and 5 of the Amendment for details.

5.	To the extent one or more of your directors, officers or members of senior management are located in the PRC/Hong Kong, please include a new “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and please add a new risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the page 10 of the Amendment for details.

Corporate Structure, page 3

6.	Please revise the corporate structure diagram on page 3 to show the owners of the remaining equity interests in ATIF Southern LLC and ATIF-1 LP.

Response: We have revised the corporate structure in accordance with the Staff’s comment. Please see the page 3 of the Amendment for details.

Please note that we have removed ATIF Southern LLC from such diagram in the Amendment. On September 27, 2022, the Company entered into a business collaboration agreement (the "Collaboration Agreement") with an individual to form ATIF Southern LLC ("ATIF Southern"), pursuant to which, upon the formation of ATIF Southern, the Company was supposed to owned 60% of the membership interest in ATIF Southern. However, the two parties decided not to continue the operations of ATIF Southern and thereafter on November 3, 2022 entered into a cancellation agreement (the "Cancelation Agreement"), pursuant to which the Collaboration Agreement was rendered null and void in its entirety. It is for the aforesaid reason that we have removed ATIF Southern from the corporate structure.

7.	Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and pages 4 and 6 of the Amendment for details.

Recent Regulatory Development, page 4

8.	As applicable, please disclose each permission or approval that you, or your subsidiaries, are required to obtain from Chinese authorities to operate your business. State whether you, or your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the cover page and pages 6 and 7 of the Amendment for details.

Summary Consolidated Financial and Operating Data, page 5

9.	According to your Form F-1, Amendment 1, your “revenues recognized from activities in China represent 83.5%, 94% and 100% of our total net revenues for the years ended July 31, 2021, 2020 and 2019…” For the financial year ended July 31, 2021, which are incorporated by reference into your filing, we note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: Following the termination of our VIE agreements with Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd., on February 3, 2021, we do not have a VIE structure in our business operation. Therefore we have revised the Amendment to include the consolidated financial statement as of the year ended July 31, 2021, only. Please see the cover page and pages 11 and 12 of the Amendment for details.

Risk Factors, page 10

10.	As applicable, in your risk factors, disclose the risks of having the majority of the company’s operations in or revenues from China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the pages 13 and 14 of the Amendment for details.

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your business in China, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the page 14 of the Amendment for details.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the page 15 of the Amendment for details.

13.	Please disclose the risks associated with winding-up your VIE structure.

Response: We have revised the Amendment in accordance with the Staff’s comment. Please see the page 15 of the Amendment for details.

Exhibit Index

Exhibit 5.1, page II-2

14.	Please have counsel revise the legal opinion to also state that the warrants will be binding obligations under the law of the jurisdiction governing the warrant agreement. Refer to Staff Legal Bulletin No. 19 for guidance.

Response: We have revised the Amendment in accordance with the Staff’s comment and included a revised legal opinion as Exhibit 5.1 to the Amendment.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou
Name:	Huan Lou
On behalf of ATIF Holdings Limited

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

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